

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 15, 2007

Mr. Fred George
Chairman and President
Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5 Canada

>   **Re: Gammon Lake Resources Inc.**
>   **Form 40-F for the Year Ended December 31, 2005**
>   **Filed on April 3, 2006**
>   **Response Letter Dated January 31, 2007**
>   **File No. 001-31739**

Dear Mr. George:

        We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated January 31, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2005

Financial Statements

1.   We note your response to comment three of our letter dated December 29, 2006 which indicates that your inventory consists of spare parts for equipment, and material to be consumed in future operations of the mine. Please include this description in the notes to your financial statements.

Note 16. Differences between Canadian and U.S. Generally Accepted Accounting Principles, page 24

a) Mineral Properties and Related Deferred Costs, page 27

2. We note your response to comment four of our letter dated December 29, 2006. Exploration activities often continue beyond the exploration stage as a company seeks to expand reserves or replace mined reserves at existing mine locations. These costs represent exploration costs and should be expensed as incurred in accordance with US GAAP. Please tell us if you engage in such exploration activities beyond the exploration stage. We may have further comment.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief